UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ENCORE CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

292554102

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292554102	SCHEDULE 13D	PAGE 2 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,435,062 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

3,435,062 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,435,062 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1% (See Item 5)
14	TYPE OF REPORTING PERSON*

OO – Limited Liability Company

*	See Instructions

CUSIP No. 292554102	SCHEDULE 13D	PAGE 3 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

748,009 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

748,009 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,009 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3% (See Item 5)
14	TYPE OF REPORTING PERSON*

PN – Limited Partnership

*	See Instructions

CUSIP No. 292554102	SCHEDULE 13D	PAGE 4 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,687,053 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

2,687,053 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,687,053 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (See Item 5)
14	TYPE OF REPORTING PERSON*

PN – Limited Partnership

*	See Instructions

CUSIP No. 292554102	SCHEDULE 13D	PAGE 5 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,435,062 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

3,435,062 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,435,062 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1% (See Item 5)
14	TYPE OF REPORTING PERSON*

OO – Limited Liability Company

*	See Instructions

CUSIP No. 292554102	SCHEDULE 13D	PAGE 6 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,435,062 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

3,435,062 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,435,062 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1% (See Item 5)
14	TYPE OF REPORTING PERSON*

CO – Corporation

*	See Instructions

CUSIP No. 292554102	SCHEDULE 13D	PAGE 7 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,435,062 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

3,435,062 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,435,062 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1% (See Item 5)
14	TYPE OF REPORTING PERSON*

IN – Individual

*	See Instructions

CUSIP No. 292554102	SCHEDULE 13D	PAGE 8 OF 14 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Encore Capital Group, Inc., a Delaware corporation (“Encore”).

The address of the principal executive offices of Encore is 8875 Aero Drive, Suite 200, San Diego, California 92123.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (c), (f)	This Schedule 13D is being jointly filed by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America. RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

The principal business of each of RMCP II and RMCP III is investment. Neither RMCP II nor RMCP III was formed for the specific purpose of investing in the securities of Encore.

RMCP GP is the general partner of each of RMCP II and RMCP III and thus may be deemed to control each of RMCP II and RMCP III. The principal business of RMCP GP is investment.

RMCP LLC is the managing member of RMCP GP and thus may be deemed to control RMCP GP and each entity directly or indirectly controlled by RMCP GP. The principal business of RMCP LLC is investment.

RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. The principal business of RMCM is investment.

Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM (including Red Mountain). The principal occupation of Mr. Mesdag is Managing Partner of Red Mountain.

J. Christopher Teets (and his principal occupation) is Partner of Red Mountain. Mr. Teets does not control any Reporting Person. Information regarding Mr. Teets is being included in this Schedule 13D only for purposes of complying with General Instruction C to Schedule 13D.

(b)	The principal executive offices of RMCM and Red Mountain are located at, and the principal business address of Mr. Mesdag and Mr. Teets is, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

(d)-(e)	During the last five years, none of the Reporting Persons or Mr. Teets has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 292554102	SCHEDULE 13D	PAGE 9 OF 14 PAGES

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

RMCP II has purchased an aggregate of 748,009 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $8,382,662.20. The source of the funds used by RMCP II to purchase such shares was working capital of RMCP II.

RMCP III has purchased an aggregate of 2,687,053 shares of Common Stock at an aggregate purchase price (excluding trading commissions and related administrative costs) of $25,645,009.09. Of these 2,687,053 shares, 1,037,053 shares were purchased on the open market, and 1,650,000 were purchased in a private transaction. The source of the funds used by RMCP III to purchase such shares was working capital of RMCP III.

The information set forth in Item 5(c) below is hereby incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Red Mountain acquired the Common Stock reported in this Schedule 13D for investment purposes because it believed that the Common Stock was undervalued and represented an attractive investment opportunity.

Red Mountain has met with the management of Encore and expects to maintain a dialogue with management regarding, among other things, Encore’s operations, strategic direction, capital structure and corporate governance and Red Mountain’s expectation that management will pursue appropriate measures to enhance shareholder value. In addition, Red Mountain may communicate with other persons regarding Encore, including, without limitation, the board of directors of Encore, other shareholders of Encore and potential strategic or financing partners.

Red Mountain will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of Encore, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to Red Mountain, (v) its liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, Red Mountain may, at any time and from time to time, take such actions with respect to its investment in Encore as it deems appropriate, including, without limitation, (i) proposing measures which it believes would enhance shareholder value, (ii) purchasing additional Common Stock or other securities of Encore, (iii) selling some or all of any securities of Encore held by Red Mountain, (iv) proposing, whether alone or with others, a transaction that would result in a change of control of Encore, or (v) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

Red Mountain currently intends to seek representation on the board of directors of Encore and will seek to work together with the board, other shareholders and potential shareholders to obtain such representation.

Except as set forth in this Item 4, Red Mountain has no present plans or proposals that relate to or would result in any of the actions required to be disclosed in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)	RMCP II beneficially owns, in the aggregate, 748,009 shares of Common Stock, which represent approximately 3.3% of the outstanding Common Stock. (1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 748,009 shares of Common Stock.

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Annual Report on Form 10-K for the Annual Period ended December 31, 2006, which was filed by Encore with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 292554102	SCHEDULE 13D	PAGE 10 OF 14 PAGES

RMCP III beneficially owns, in the aggregate, 2,687,053 shares of Common Stock, which represent approximately 11.8% of the outstanding Common Stock. RMCP III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,687,053 shares of Common Stock.

The shares of Common Stock beneficially owned by RMCP II and RMCP III, when aggregated together, total 3,435,062 shares, which represent approximately 15.1% of the outstanding Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II and RMCP III, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II and RMCP III.

Other than shares of Common Stock beneficially owned by RMCP II or RMCP III, none of the Reporting Persons or Mr. Teets may be deemed to beneficially own any shares of Common Stock.

Each of RMCP LLC, RMCP II, RMCP III and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c)	The following table lists all transactions in Common Stock effected during the past sixty days by RMCP II. All such transactions were effected on the open market.

Shares of Common Stock Purchased	Price per Share	Date of Purchase
58,398	$9.8191	3/8/2007
11,033	$9.6063	3/9/2007
12,250	$9.3190	3/14/2007
25,328	$9.3701	3/15/2007

CUSIP No. 292554102	SCHEDULE 13D	PAGE 11 OF 14 PAGES

The following table lists all but one of the transactions in Common Stock effected during the past sixty days by RMCP III. All transactions identified in the following table were effected on the open market.

Shares of Common Stock Purchased	Price per Share	Date of Purchase
39,200	$9.5134	3/1/2007
54,600	$9.5096	3/2/2007
18,966	$9.3415	3/5/2007
53,009	$9.5149	3/6/2007
100,000	$9.8623	3/7/2007
41,602	$9.8191	3/8/2007
15,138	$9.6063	3/9/2007
972	$9.3701	3/15/2007
25,000	$9.5169	3/16/2007
20,000	$9.4893	3/19/2007
3,566	$9.9632	4/2/2007
600,000	$9.5997	4/10/2007
65,000	$9.60	4/11/2007

In addition, pursuant to a Stock Purchase Agreement dated April 5, 2007, RMCP III purchased 1,650,000 shares of Common Stock from Second Curve Opportunity Fund, L.P. and Second Curve Opportunity Fund International, Ltd. in a private transaction at a purchase price of $9.50 per share. This summary of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement filed herewith as Exhibit 2.

Except as otherwise disclosed in this Item 5(c), none of the persons named in Item 2 above has effected any transactions in Common Stock during the past sixty days.

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D (including in Item 5(c) above), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of Encore.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement, dated as of April 16, 2007, by and among the Reporting Persons (filed herewith).

2	Stock Purchase Agreement, dated as of April 5, 2007, by and among Second Curve Opportunity Fund, LP, Second Curve Opportunity Fund International, Ltd. and Red Mountain Capital Partners III, L.P. (filed herewith).

CUSIP No. 292554102	SCHEDULE 13D	PAGE 12 OF 14 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2007

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 292554102	SCHEDULE 13D	PAGE 13 OF 14 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 292554102	SCHEDULE 13D	PAGE 14 OF 14 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement, dated as of April 16, 2007, by and among the Reporting Persons (filed herewith).

2	Stock Purchase Agreement, dated as of April 5, 2007, by and among Second Curve Opportunity Fund, LP, Second Curve Opportunity Fund International, Ltd. and Red Mountain Capital Partners III, L.P. (filed herewith).